UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC
                       (Name of Subject Company (Issuer))

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 EDWARD POLETTI
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                OCTOBER 27, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  ------------------------------------------------------------------------------
  Transaction Valuation:  $11,826,289 (a)   Amount of Filing Fee:  $1,265.41 (b)
  ------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  ----------------------------------------------
         Form or Registration No.:
                                    --------------------------------------------
         Filing Party:
                        --------------------------------------------------------
         Date Filed:
                      ----------------------------------------------------------

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         ON OCTOBER 17, 2006, THE BOARD OF MANAGERS OF THE FUND (THE "BOARD OF MANAGERS") APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED THE PLAN OF
LIQUIDATION, DISSOLUTION AND TERMINATION (THE "PLAN"), PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS OF THE FUND (THE "MEMBERS") BECAUSE CERTAIN OF THE INVESTMENTS OF THE MASTER FUND (AS DEFINED BELOW) ARE SUBJECT TO LIQUIDITY RESTRICTIONS.
ACCORDINGLY, IT IS ANTICIPATED THAT THE MASTER FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER (AS DEFINED BELOW) IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS (AS DEFINED BELOW) REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE INTERESTS. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE INVESTMENT MANAGER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE MASTER FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT (AS DEFINED BELOW) AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE NET ASSET VALUE OF THE FUND, AS SET OUT BELOW, AN AFFILIATE OF THE INVESTMENT MANAGER (AS DEFINED BELOW) WHICH CURRENTLY OWNS A SUPER-MAJORITY OF THE OUTSTANDING INTERESTS DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND ONE OR MORE AFFILIATES OF THE INVESTMENT MANGER ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING INVESTOR(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND'S PORTFOLIO DURING LIQUIDATION.

         THE BOARD OF MANAGERS AND THE INVESTMENT MANAGER URGE ALL MEMBERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH TO WAIT AN INDETERMINATE AMOUNT OF TIME FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         Credit Suisse Alternative Capital Tactical Trading Fund, LLC (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to the net asset value of the Fund from Members at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all of a Member's Interest.

         Members that desire to tender an Interest for purchase must do so by 11:59 P.M., Eastern Time on Monday, November 27, 2006 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of December 29, 2006, or at a later date determined by the Fund if the Offer is extended (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year-ended March 31, 2007, which the Fund presently expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.

         A Member may only tender his or her entire Interest. No "Early Withdrawal Charge" will apply to a Member who tenders its Interest prior to having held such Interest for at least 12 consecutive months pursuant to a waiver of such charge by the Fund.

         If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, identify an amount of Master Fund interests being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase. The Member will receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated as of December 15, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement")) determined as of the Valuation Date. The Member will receive an initial payment (the "Initial Payment") in an amount equal to approximately 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Initial Payment will be paid to the Member approximately one month after the Valuation Date (the "Initial Payment Date"). The Member will receive a payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit, which the Fund presently expects will be completed by the end of May 2007. Final adjustments of payments in connection with the repurchased Interests generally will be made following the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Initial Payment and the Post-Audit Payment will be transmitted to the Member by PFPC Inc. (referred to herein as "PFPC" or the "Administrator"). A Member may elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC or Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Any such purchase will not be charged a sales load. The Member will be credited with the date of purchase of the Interest tendered for purposes of any "Early Withdrawal Charge" applicable to a Member who tenders all or a portion of an interest in one of these funds prior to holding such interest for at least 12 consecutive months. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING.

         If the Fund accepts the tender of the Member's Interest, the Fund will make payment for Interests it purchases in the form of cash distributions (consisting of the Initial Payment and the Post-Audit Payment) equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund currently invests substantially all of its assets in interests in Credit Suisse Alternative Capital Tactical Trading Master Fund, LLC, a Delaware limited liability company (the "Master Fund"). The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level. The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund, which is simultaneously tendering for its own interests. Because interests in the Master Fund may not be transferred, the Fund may withdraw its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund.

         Members that desire to tender an Interest for purchase must do so by 11:59 p.m., Eastern Time, on Monday, November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to December 26, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after the Notice Due Date.

         If a Member would like the Fund to purchase its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Credit Suisse Alternative Capital Tactical Trading Fund, LLC, c/o PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on November 27, 2006. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006). The value of the Interests may and likely will change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PFPC, at (800) 348-1824 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on November 27, 2006, a tendering Member will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is "Credit Suisse Alternative Capital Tactical Trading Fund, LLC." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The Fund currently invests substantially all of its assets in interests in the Master Fund. The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level. The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. (the "Investment Manager"). The principal executive office of the Fund is located at Eleven Madison Avenue, New York, NY 10010-3629 and its telephone number is (877) 435-5264.

         (b) The title of the securities that are the subject of the Offer is "outstanding units of interests," or portions thereof, in the Fund. As of the close of business on August 31, 2006, there was approximately $11,826,289 of Interests issued and outstanding. On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to the net asset value of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

         (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The name of the filing person (I.E., the Fund and the subject company) is "Credit Suisse Alternative Capital Tactical Trading Fund, LLC." The Fund's principal executive office is located at Eleven Madison Avenue, New York, NY 10010-3629 and the telephone number is (877) 435-5264. The investment manager of the Fund is Credit Suisse Alternative Capital, Inc. (the "Investment Manager"). The principal executive office of the Investment Manager is located at Eleven Madison Avenue, New York, NY 10010-3629. The Board of Managers consists of Karin Bonding, Philip Chenok, Charles Hurty and Nils Tuchschmid. Their address is c/o the Fund at Eleven Madison Avenue, New York, NY 10010-3629.

ITEM 4.  TERMS OF THE TENDER OFFER.

         (a) (1) ON OCTOBER 17, 2006, THE BOARD OF MANAGERS APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED THE PLAN, PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE MASTER FUND ARE SUBJECT TO LIQUIDITY RESTRICTIONS. ACCORDINGLY, IT IS ANTICIPATED THAT THE MASTER FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

             On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to the net asset value of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on Monday, November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

             (i) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on December 29, 2006, or, if the Offer is extended, as of any later Valuation Date. See Item 4(a)(1)(v) below.

         A Member may only tender its entire Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. The Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase. Members will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). On the Initial Payment Date, Members will receive the Initial Payment in an amount equal to approximately 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund determined as of the Valuation Date. Payment of this amount will be made approximately one month after the Valuation Date. A Member tendering its Interest will receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made after the completion of the annual audit of the Fund. It is presently anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2007, the fiscal year-end of the Fund.

         Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased (consisting of the Initial Payment and the Post-Audit Payment). However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

         A Member may elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC or Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Any such purchase will not be charged a sales load. The Member will be credited with the date of purchase of the Interest tendered for purposes of any "Early Withdrawal Charge" applicable to a Member who tenders all or a portion of an interest in one of these funds prior to holding such interest for at least 12 consecutive months. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING.

             (ii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on Monday, November 27, 2006, unless the Offer is extended. See Item 4(a)(1)(v) below. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

             (iii) Not applicable.

             (iv) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. Because the Fund may only withdraw its interests in the Master Fund pursuant to a tender offer by the Master Fund, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund. If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated October 27, 2006, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

             (v) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to December 26, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such Notice Due Date.

             (vi) To tender Interests pursuant to the Offer, a Member must send or deliver a completed and executed Letter of Transmittal (included as Exhibit
C) to PFPC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on Monday, November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

         Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

             (vii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

             (ix) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Although the Fund is offering to purchase Interests in an amount up to the net asset value of the Fund, an affiliate of the Investment Manager (as defined below) which currently owns a super-majority of the outstanding Interests does not intend to tender any of its Interests, and one or more affiliates of the Investment Manger are expected to remain Members of the Fund until the conclusion of the liquidation process. As a result, the remaining investor(s) will be subject to any gains or any losses in the Fund's portfolio during liquidation. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility from exposure to a more limited portfolio of investments that may be difficult to accurately value due to the illiquidity of underlying investments. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Payment for Interests purchased pursuant to the Offer will require the Fund to tender its interest in the Master Fund pursuant to a simultaneous tender offer by the Master Fund. Such a tender by the Fund of its Interests in the Master Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

             (x) Not applicable.

             (xi) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

             In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. The Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (2) Not applicable.

         (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 31, 2005 (as it has been amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager. The Fund commenced operations on April 4, 2005 and has previously offered to purchase Interests from Members pursuant to written tenders with valuation dates of March 31, 2006, June 30, 2006 and September 30, 2006. The Fund is highly unlikely to offer to repurchase Interests again prior to deregistration and liquidation.

         The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or members of the Board of Managers or any person controlling the Fund or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

         (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement prior to the Fund's dissolution. ON OCTOBER 17, 2006, THE BOARD OF MANAGERS APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED THE PLAN, PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE MASTER FUND ARE SUBJECT TO LIQUIDITY RESTRICTIONS.
ACCORDINGLY, IT IS ANTICIPATED THAT THE MASTER FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE INTERESTS. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will not accept additional subscriptions for Interests, as the Board of Managers has approved the liquidation and dissolution of the Fund pursuant to the Plan.

         (c) IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE INVESTMENT MANAGER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE MASTER FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE NET ASSET VALUE OF THE FUND, AN AFFILIATE OF THE INVESTMENT MANAGER WHICH CURRENTLY OWNS A SUPER-MAJORITY OF THE OUTSTANDING INTERESTS DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND ONE OR MORE AFFILIATES OF THE INVESTMENT MANGER ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING INVESTOR(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND'S PORTFOLIO DURING LIQUIDATION.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed the net asset value of the Fund, will be paid in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

         (b)  There  are  no  material   conditions  to  the  financing  of  the
transaction. There are currently no alternative financing plans or arrangements for the transaction.

         (c) Not applicable.

         (d) None of the Fund, the Investment Manager or the Board of Managers or any person controlling the Fund or the Investment Manager has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests (including those tendered by the Fund in connection with the Offer) pursuant to a simultaneous tender offer, subject to compliance with applicable law. If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and, if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Master Fund's obligations from the collateral deposited in the special custody account. The Master Fund expects that the repayment of any amounts borrowed will be financed from withdrawals of its capital from the investment funds in which it invests.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Not applicable.

         (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Managers or any person controlling the Fund or the Investment Manager.

ITEM 9.  SOLICITATION OR RECOMMENDATION

         (a) - (c) Not applicable.

         (d) The Fund is making the Offer in order to provide Members with an opportunity to have their Interests repurchased as soon as practicable without having to wait for the final liquidation and dissolution of the Fund. Following the Valuation Date, the Fund does not intend to make any further offers to purchase Interests. Members who do not participate in the Offer will have extremely limited or no liquidity until the final liquidation and dissolution of the Fund. Although the Investment Manager intends to liquidate the underlying investments of the Master Fund as promptly as practicable, certain investments may not be liquidated for an extended period of time. As a result, Members who do not participate in the Offer will be exposed to the investment return (whether positive or negative) of a possibly limited portfolio and the performance of the Fund may be increasingly volatile. In addition, such a limited portfolio may be more difficult to accurately value due to the illiquidity of underlying investments.

         Following the expiration of the Offer, the Fund intends promptly to deregister under the 1940 Act and to operate as a private investment fund during the remainder of the liquidation and dissolution process. Accordingly, any remaining Members will not benefit from the requirements and protections of the 1940 Act and the rules thereunder. An affiliate of the Investment Manager which currently owns a super-majority of the outstanding Interests does not intend to tender any of its Interests, and one or more affiliates of the Investment Manger are expected to remain Members of the Fund until the conclusion of the liquidation process. As a result, the remaining investor(s) will be subject to any gains or any losses in the Fund's portfolio during liquidation.

         The Board of Managers and the Investment Manager urge all Members to carefully consider the Offer on the basis of the above considerations and recommend that they participate in the Offer if they would like to liquidate their investment in the Fund at the present time and do not wish to wait an indeterminate amount of time for the final liquidation and dissolution of the Fund.

ITEM 10. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 11. FINANCIAL STATEMENTS.

         (a) (1) The Fund commenced operations on April 4, 2005. Reference is made to the Financial Statements of the Fund for the year ended March 31, 2006, which were filed with the Securities and Exchange Commission on Form N-CSR on June 9, 2006 and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Copies of the Fund's financial information may be found on the SEC's website at www.sec.gov or may be obtained free of charge by calling PFPC at (800) 348-1824.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12. ADDITIONAL INFORMATION.

         (a) (1) None.

             (2) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 13. EXHIBITS.

         Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase and Letter of Transmittal.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Members.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.







                        CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC

                        By:   /s/ Edward Poletti
                              -------------------------
                              Name:  Edward Poletti
                              Title: Chief Financial Officer and Treasurer
                                     October 27, 2006

                                  EXHIBIT INDEX

EXHIBITS

A        Cover Letter to Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

           COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

                             PLEASE REVIEW CAREFULLY
                           - IMPORTANT NOTIFICATION -
                             LIQUIDATION OF THE FUND


October 27, 2006

Dear Credit Suisse Alternative Capital Tactical Trading Fund, LLC Member:

         We are writing to inform you of important dates relating to a tender offer by Credit Suisse Alternative Capital Tactical Trading Fund, LLC (the "Fund"). On October 17, 2006, the Board of Managers of the Fund (the "Board of Managers") approved the liquidation of the Fund and adopted the Plan of
Liquidation, Dissolution and Termination (the "Plan"), pursuant to which the Fund will liquidate and dissolve in accordance with the terms and conditions thereof. The Board of Managers determined that the Fund may not be able immediately to liquidate all of its assets and distribute the proceeds to members of the Fund (the "Members") because certain of the Fund's underlying investments are subject to liquidity restrictions. Accordingly, it is anticipated that certain of these assets may be held for an extended period, in which case the liquidation of the Fund may correspondingly be delayed. THE FUND IS MAKING THE TENDER OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE FUND'S INVESTMENT MANAGER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT") AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE NET ASSET VALUE OF THE FUND, AN AFFILIATE OF THE FUND'S INVESTMENT MANAGER WHICH CURRENTLY OWNS A SUPER-MAJORITY OF THE OUTSTANDING INTERESTS DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND ONE OR MORE AFFILIATES OF THE INVESTMENT MANGER ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING INVESTOR(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND'S PORTFOLIO DURING LIQUIDATION.

         THE BOARD OF MANAGERS AND THE INVESTMENT MANAGER URGE ALL MEMBERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH TO WAIT AN INDETERMINATE AMOUNT OF TIME FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         The tender offer period begins on October 27, 2006 and will end at 11:59 p.m., Eastern Time, on NOVEMBER 27, 2006, AT WHICH POINT THE OFFER WILL EXPIRE. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests in advance of the Fund's dissolution. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

         To tender your Interest for purchase by the Fund, please complete and return the enclosed Letter of Transmittal so that it is received by PFPC Inc. ("PFPC") no later than NOVEMBER 27, 2006.

         MEMBERS WHO DO NOT TENDER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         To tender your Interest, you must complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Credit Suisse Alternative Capital Tactical Trading Fund, LLC, c/o PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is RECEIVED BEFORE 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006 (if the member chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter).

         If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

Credit Suisse Alternative Capital Tactical Trading Fund, LLC

                                    EXHIBIT B

                                OFFER TO PURCHASE

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC
                              Eleven Madison Avenue
                                   13th Floor
                               New York, NY 10010

                           OFFER TO PURCHASE INTERESTS
                             DATED OCTOBER 27, 2006

                         LETTERS OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                              BY NOVEMBER 27, 2006.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006,
                          UNLESS THE OFFER IS EXTENDED


To the Members of
Credit Suisse Alternative Capital Tactical Trading Fund, LLC:

         ON OCTOBER 17, 2006, THE BOARD OF MANAGERS OF THE FUND (THE "BOARD OF MANAGERS") APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED THE PLAN OF
LIQUIDATION, DISSOLUTION AND TERMINATION (THE "PLAN"), PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS OF THE FUND (THE "MEMBERS") BECAUSE CERTAIN OF THE INVESTMENTS OF THE MASTER FUND (AS DEFINED BELOW) ARE SUBJECT TO LIQUIDITY RESTRICTIONS.
ACCORDINGLY, IT IS ANTICIPATED THAT THE MASTER FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER (AS DEFINED BELOW) IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS (AS DEFINED BELOW) REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE INTERESTS. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE INVESTMENT MANAGER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE MASTER FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT (AS DEFINED BELOW) AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE NET ASSET VALUE OF THE FUND, AN AFFILIATE OF THE INVESTMENT MANAGER (AS DEFINED BELOW) WHICH CURRENTLY OWNS A SUPER-MAJORITY OF THE OUTSTANDING INTERESTS DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND ONE OR MORE AFFILIATES OF THE INVESTMENT MANGER ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING INVESTOR(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND'S PORTFOLIO DURING LIQUIDATION.

         Credit Suisse Alternative Capital Tactical Trading Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash and/or in-kind distributions on the terms and conditions set out in this offer to purchase (this "Offer to Purchase") and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer") an amount of Interests or portions of Interests up to the net asset value of the Fund.

         The Fund currently invests substantially all of its assets in interests in Credit Suisse Alternative Capital Tactical Trading Master Fund, LLC, a Delaware limited liability company (the "Master Fund"). The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. The Offer is being made pursuant to tenders by Members at a price equal to the net asset value of the tendered Interests as of December 29, 2006 (or at a later date determined by the Fund if the Offer is extended) (in each case, the "Valuation Date"). As used in the Offer, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund representing beneficial interests in the Fund. Members that desire to tender an Interest for purchase must do so by 11:59 p.m., Eastern Time on November 27, 2006 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest for purchase is called the "Notice Due Date" and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund in connection with the Offer pursuant to a simultaneous tender offer by the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund. As a result, any extension of the tender period with respect to the Offer may only be made in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Agreement dated as of December 15, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement").

         Members should realize that the value of the Interests tendered in the Offer likely will change between the last time net asset value was calculated and the Valuation Date when the value of the Interests tendered to the Fund for purchase will be determined. Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date, when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact the Tender Offer Administrator at PFPC Inc., the Fund's Administrator, at (800) 348-1824 or at Credit Suisse Alternative Capital Tactical Trading Fund, LLC, c/o PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Members desiring to tender their Interests in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to PFPC Inc. in the manner set out below.

                                      (ii)

                                    IMPORTANT

         THE BOARD OF MANAGERS AND THE FUND'S INVESTMENT MANAGER, CREDIT SUISSE ALTERNATIVE CAPITAL, INC. (THE "INVESTMENT MANAGER"), URGE ALL MEMBERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH TO WAIT AN INDETERMINATE AMOUNT OF TIME FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND, THE INVESTMENT MANAGER, OR THE BOARD OF MANAGERS.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

          Credit Suisse Alternative Capital Tactical Trading Fund, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703
                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

                                     (iii)

                                TABLE OF CONTENTS

1.   Summary Term Sheet                                                    1
                       -----------------------------------------------------
2.   Background and Purpose of the Offer                                   3
                                        ------------------------------------
3.   Offer to Purchase and Price                                           4
                                --------------------------------------------
4.   Amount of Tender                                                      4
                     -------------------------------------------------------
5.   Procedure for Tenders                                                 4
                          --------------------------------------------------
6.   Withdrawal Rights                                                     5
                      ------------------------------------------------------
7.   Purchases and Payment                                                 5
                          --------------------------------------------------
8.   Certain Conditions of the Offer                                       7
                                    ----------------------------------------
9.   Certain Information About the Fund                                    7
                                       -------------------------------------
10.  Certain Federal Income Tax Consequences                               8
                                            --------------------------------
11.  Miscellaneous                                                         8
                  ----------------------------------------------------------

                                      (iv)

1. SUMMARY TERM SHEET

         This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

o On October 17, 2006, the Board of Managers approved the liquidation of the Fund and adopted the Plan of Liquidation, Dissolution and Termination (the "Plan"), pursuant to which the Fund will liquidate and dissolve in accordance with the terms and conditions thereof. The Board of Managers determined that the Fund may not be able immediately to liquidate all of its assets and distribute the proceeds to Members because certain of the investments of the Master Fund are subject to liquidity restrictions. Accordingly, it is anticipated that the Master Fund may be required to hold certain of its assets for an extended period, in which case the liquidation of the Fund may correspondingly be delayed. The Fund is making the Offer in order to provide Members with an opportunity to have their Interests repurchased as soon as practicable without having to wait for the final liquidation and dissolution of the Fund. Following the Valuation Date, the Fund does not intend to make any further offers to purchase Interests. Members who do not participate in the Offer will have extremely limited or no liquidity until the final liquidation and dissolution of the Fund. Although the Investment Manager intends to liquidate the underlying investments of the Master Fund as promptly as practicable, certain investments may not be liquidated for an extended period of time. As a result, Members who do not participate in the Offer will be exposed to the investment return (positive or negative) of a possibly limited and the performance of the Fund may be increasingly volatile. In addition, such a limited portfolio may be more difficult to accurately value due to the illiquidity of underlying investments.

o The Fund (referred to as "we" or the "Fund" in this Summary Term Sheet) is offering to purchase Interests in an amount up to the net asset value of the Fund. We will purchase your Interests at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. No "Early Withdrawal Charge" will apply to a Member who tenders its interests prior to having held such Interest for at least 12 consecutive months pursuant to a waiver of such charge by the Fund. The net asset value of Interests will be calculated for this purpose as of December 29, 2006 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on November 27, 2006 (or, if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund in connection with the Offer pursuant to a simultaneous tender offer by the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund. As a result, any extension of the tender period with respect to the Offer may only be made in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on or after the Valuation Date, which the Fund presently expects will be completed by the end of May 2007, and that net asset value will be used to determine the final amount paid for tendered Interests.

o        A Member may only tender its entire Interest.  See Section 4.

o If you tender your Interest and we purchase that Interest, upon the expiration of the Offer, we will identify an amount of any underlying hedge fund securities being liquidated and cash approximately worth an amount equal to the net asset value of the Interest tendered and accepted for repurchase (valued in accordance with the LLC Agreement) determined as of December 29, 2006 (or, if the Offer is extended, the net asset value determined on the Valuation Date).

o If your Interests are accepted for purchase according to the Offer, an initial payment in cash and/or in-kind distributions (valued according to the LLC Agreement) equal to approximately 95% of the unaudited net asset value of the Interest (the "Initial Payment"). The Initial Payment will be paid to you approximately one month after the Valuation Date (the "Initial Payment Date").

o A Member tendering its Interests is entitled to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit, which the Fund presently expects will be completed by the end of May 2007.

o If we accept the tender of your Interest, we will pay you in the form of cash distributions equal to the value of the Interest repurchased (consisting of the Initial Payment and the Post-Audit Payment); however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. See Section 7.

o A Member may elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC or Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Any such purchase will not be charged a sales load. The Member will be credited with the date of purchase of the Interest tendered for purposes of any "Early Withdrawal Charge" applicable to a Member who tenders all or a portion of an interest in one of these funds prior to holding such interest for at least 12 consecutive months. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING.

o If you desire to tender an Interest for purchase, you must do so by 11:59 p.m., Eastern Time, on November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of an Interest on or prior to December 26, 2006 (I.E., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such Notice Due Date. See Section 6.

o If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Credit Suisse Alternative Capital Tactical Trading Fund, LLC, c/o PFPC Inc., P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790,
         Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on November 27, 2006. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF
         TRANSMITTAL TO PFPC PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006). See Section 5. The value of your Interests may and likely will change between the last time net asset value was calculated and the Valuation Date when the value of the Interests being purchased will be determined. See Section 3.

o As of August 31, 2006, there was approximately $11,826,289 of Interests issued and outstanding. If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at PFPC at (800) 348-1824 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.       BACKGROUND AND PURPOSE OF THE OFFER.

         The purpose of the Offer is to provide  liquidity  to the Members  that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund's registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager. The Fund commenced operations on April 4, 2005 and has previously offered to purchase Interests from Members pursuant to written tenders with valuation dates of March 31, 2006, June 30, 2006 and September 30, 2006.

         THE BOARD OF MANAGERS HAS APPROVED THE LIQUIDATION AND DISSOLUTION OF THE FUND IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE PLAN. THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE INTERESTS. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         Because there is no secondary trading market for Interests and transfers of Interests are subject to significant transfer restrictions, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendations of the Investment Manager.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Payment for Interests purchased pursuant to the Offer will require the Fund to tender its interest in the Master Fund pursuant to a simultaneous tender offer by the Master Fund. Such a tender by the Fund of its Interest in the Master Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

         Interests  that are tendered to the Fund in  connection  with the Offer
will  be  retired.   The  Fund  currently   expects  that  it  will  not  accept
subscriptions for additional Interests and is under no obligation to do so.

         The tender of an Interest by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased. You should also realize that although the Offer is scheduled to expire on November 27, 2006 (unless it is extended), you will remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Valuation Date.

3.       OFFER TO PURCHASE AND PRICE.

         The Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Section 4 below), purchase an amount of Interests up to the net asset value of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of December 29, 2006 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the net asset value of Interests as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements. Because the Fund may only withdraw its interests in the Master Fund pursuant to a tender offer by the Master Fund, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

4.       AMOUNT OF TENDER.

         A Member must tender its entire Interest. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

         The Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described below), purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below. As described above, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund, and additional Interests may only be accepted in conjunction with an identical increase in the amount of the simultaneous Master Fund tender offer. The Master Fund may accept tendered interests on a pro rata basis based on the aggregate net asset value of such tendered interests, in which case only a portion of Master Fund interests tendered by the Fund may be repurchased. In this case, the Fund will correspondingly accept Interests tendered on or before the Notice Due Date and not withdrawn prior to the Notice Due Date on a pro rata basis.

5.       PROCEDURE FOR TENDERS.

         To tender Interests pursuant to this Offer to Purchase, a Member must send or deliver by November 27, 2006 (or, if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to PFPC, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on November 27, 2006 (or, if the Offer is extended, no later than any later Notice Due Date).

         The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Investment Manager or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.       WITHDRAWAL RIGHTS.

         Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member's tender of an Interest on or prior to December 26, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.       PURCHASES AND PAYMENT.

         For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the net asset value thereof as of December 29, 2006, or, if the Offer is extended, as of any later Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made. The Fund will not pay interest on the purchase amount.

         For Members that tender Interests that are accepted for purchase, payment of the purchase amount will consist of the Initial Payment in an amount equal to approximately 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of the Initial Payment will be made approximately one month after the Valuation Date. A Member tendering its Interest will receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         The Initial Payment and, if applicable, Post-Audit Payment (together, the "Cash Payment") will be held in escrow by PFPC on behalf of the tendering Member. Any Cash Payment due will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

         The Fund will make payment for Interests it purchases pursuant to the Offer in the form of cash distributions equal to the value of the Interests repurchased (consisting of the Initial Payment and the Post-Audit Payment); however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund may find it necessary to liquidate a portion of its interests in its Master Fund in connection with the Offer pursuant to a simultaneous tender offer. Because interests in a Master Fund may not be transferred, the Fund may withdraw its interests in such Master Fund only pursuant to a simultaneous tender offer by the Master Fund. None of the Fund, the Board of Managers, or the Investment Manager have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of its interests pursuant to a simultaneous tender offer, subject to compliance with applicable law, through borrowings. If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from withdrawals of the Master Fund's capital from the investment funds in which it invests.

         Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing in-kind distributions, the purchase amount will most likely be paid entirely in cash, except in the unlikely event that the Investment Manager determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. There are costs and risks associated with the receipt of in-kind distributions in exchange for a Member's Interest. For example, a Member may incur brokerage charges and other selling expenses when it sells its in-kind distributions, and the proceeds of any such sale of securities may be less than the cash value of a Member's Interest as of the Valuation Date. In the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by the Investment Manager and notified to the Member.

         A Member may elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC or Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Any such purchase will not be charged a sales load. The Member will be credited with the date of purchase of the Interest tendered for purposes of any "Early Withdrawal Charge" applicable to a Member who tenders all or a portion of an interest in one of these funds prior to holding such interest for at least 12 consecutive months. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING.

8.       CERTAIN CONDITIONS OF THE OFFER.

         In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or
(c) to postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members. As described above, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

         The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the SEC permits by order for the protection of Members.

9.       CERTAIN INFORMATION ABOUT THE FUND.

         The Fund is registered under the Securities Act and the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. Subscriptions for Interests of the Fund were first accepted for investment as of April 4, 2005. The Fund currently invests substantially all of its assets in the Master Fund. The principal office of the Fund is located at Eleven Madison Avenue, New York, NY 0010-3629 and the telephone number is (877) 435-5264. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

         ON OCTOBER 17, 2006, THE BOARD OF MANAGERS APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED THE PLAN, PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE MASTER FUND ARE SUBJECT TO LIQUIDITY RESTRICTIONS.
ACCORDINGLY, IT IS ANTICIPATED THAT THE MASTER FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR INTERESTS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. FOLLOWING THE VALUATION DATE, THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE INTERESTS. MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE EXTREMELY LIMITED OR NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

         FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT AND TO OPERATE AS A PRIVATE INVESTMENT FUND FOR THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE INTERESTS IN AN AMOUNT UP TO THE NET ASSET VALUE OF THE FUND, AN AFFILIATE OF THE INVESTMENT MANAGER WHICH CURRENTLY OWNS A SUPER-MAJORITY OF THE OUTSTANDING INTERESTS DOES NOT INTEND TO TENDER ANY OF ITS INTERESTS, AND ONE OR MORE AFFILIATES OF THE INVESTMENT MANGER ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING INVESTOR(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND'S PORTFOLIO DURING LIQUIDATION.

         There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Managers or any person controlling the Fund or the Investment Manager.

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

         The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

11.      MISCELLANEOUS.

         The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting PFPC at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC's internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2006

                       THIS LETTER OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                              BY NOVEMBER 27, 2006.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
               AT 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned hereby tenders to Credit Suisse Alternative Capital Tactical Trading Fund, LLC, a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), all outstanding units of interest in the Fund (the "Interest") held by the undersigned on the terms and conditions set out in the Offer to Purchase, dated October 27, 2006 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

         The initial payment of the purchase amount for the Interest tendered by the undersigned (the "Initial Payment") will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Investment Manager and notified to the undersigned.

         Each Member tendering their Interests will receive a "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of December 29, 2006, subject to an extension of the Offer as described in Section 8 of the Offer. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         A Member may elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC or Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Any such purchase will not be charged a sales load. The Member will be credited with the date of purchase of the Interest tendered for purposes of any "Early Withdrawal Charge" applicable to a Member who tenders all or a portion of an interest in one of these funds prior to holding such interest for at least 12 consecutive months. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING. The Member will be required to complete a Subscription Agreement with respect to such fund and should contact the fund to discuss further steps. The undersigned acknowledges receipt of the prospectus of these funds, an additional copy of which will accompany the purchase confirmation, prior to investing.

         All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

        PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED)
        TO: CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC,
                C/O PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703,
                     ATTENTION: TENDER OFFER ADMINISTRATOR.
    FOR ADDITIONAL INFORMATION: PHONE: (800) 348-1824 OR FAX: (302) 791-2790.

PART 1.  NAME:

         Name of Member: ____________________________________

         Telephone Number: __________________________________

PART 2.  PAYMENT:

         CASH PAYMENT FOR INTERESTS

         Cash payments will be wire transferred to the account you specify below:

                       ----------------------------------
                                  Name of Bank

                       ----------------------------------
                                 Address of Bank

                       ----------------------------------
                                   ABA Number

                       ----------------------------------
                                 Account Number

                       ----------------------------------
                        Name Under Which Account Is Held

         OR

         ____ You elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Long/Short Equity Fund, LLC. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING. You will be required to complete a Subscription Agreement with respect to such fund and should contact the fund to discuss further steps.

         OR

         ____ You elect to apply the cash payment amount of the Initial Payment to the purchase of limited liability company interests of Credit Suisse Alternative Capital Multi-Strategy Fund, LLC. Neither any payment in-kind nor the cash payment amount of any Post-Audit Payment may be applied to such purchase. PLEASE READ CAREFULLY THE PROSPECTUS OF THESE FUNDS, WHICH ACCOMPANIES THE OFFER, PRIOR TO INVESTING. You will be required to complete a Subscription Agreement with respect to such fund and should contact the fund to discuss further steps.

PART 3.  SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary                        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date:  ______________

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

          CREDIT SUISSE ALTERNATIVE CAPITAL TACTICAL TRADING FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2006


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                            RECEIVED BY PFPC INC. BY,
                 11:59 P.M., EASTERN TIME, ON NOVEMBER 27, 2006,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:

          Credit Suisse Alternative Capital Tactical Trading Fund, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of all of its outstanding units of interest in Credit Suisse Alternative Capital Tactical Trading Fund, LLC (the "Fund") for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary                        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date:  ______________

                                    EXHIBIT E

                  FORMS OF LETTERS FROM THE FUND TO MEMBERS IN
                 CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER


                                                                 ______ __, 2006

Dear Member:

         Credit Suisse Alternative Capital Tactical Trading Fund, LLC (the "Fund") has received and accepted for purchase your tender of all of your outstanding units of interest in the Fund (your "Interest").

         Because you have tendered and the Fund has purchased all of your Interest, you will receive an initial payment in an amount equal to approximately 95% of the value of the purchased Interest based on the unaudited net asset value of the Fund as of December 29, 2006, in accordance with the terms of the tender offer. Any early withdrawal charge that would otherwise be applicable to Interests held for less than 12 consecutive months will be waived by the Fund in connection with the tender. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal on or about January 31, 2007, unless the Valuation Date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

         A post-audit payment representing the balance of the purchase amount, if any, will be paid to you following the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the next annual audit of the Fund's financial statements will be completed by the end of May 2007.

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824.

Sincerely,

Credit Suisse Alternative Capital Tactical Trading Fund, LLC

Enclosure

                                                                 ______ __, 2006

Dear Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our purchase of your interest in Credit Suisse Alternative Capital Tactical Trading Fund, LLC (the "Fund").

         Because you have tendered and the Fund has purchased all of your interest in the Fund, you have been paid an amount equal to approximately 95% of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 29, 2006, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

         The balance of the purchase amount, if any, will be paid to you following the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the next annual audit of the Fund's financial statements will be completed by the end of May 2007.

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824.

Sincerely,

Credit Suisse Alternative Capital Tactical Trading Fund, LLC

Enclosure